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AB 3/28

SEC Mail Processing Section
FEB 29 2012
Washington, DC
123

SECUF 12012771 IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52373

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

EPOCH SECURITIES, INC.

OFFICIAL USE ONLY
103899
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

132 Turnpike Road
(No. and Street)

Southborough	MA	01772
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert P. Meo — (212) 902-6856
(Area Code -Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (6-02)

3/15

<u>OATH OR AFFIRMATION</u>

February 28, 2012

State of Massachusetts
ss:
County of Massachusetts

I, the undersigned, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Epoch Securities, Inc. as of December 31, 2011, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

Nicholas von Moltke
President and CEO
Epoch Securities, Inc.

Subscribed and sworn before me;

This 28th day of February, 2012

ELIZABETH DIORIO
ID # 2381935
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 2/2/2014

EPOCH SECURITIES, INC.

Statement of Financial Condition
As of December 31, 2011

pwc

EPOCH SECURITIES, INC.

Statement of Financial Condition
As of December 31, 2011

INDEX

	Page No.
Report of Independent Auditors	1
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3-5

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Report of Independent Auditors

To the Shareholder of Epoch Securities, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Epoch Securities, Inc. (the "Firm") at December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Firm's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2012

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

EPOCH SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2011

Assets	
Cash	$ 19,951,015
Deferred tax asset	7,776
Total assets	$ 19,958,791
Liabilities and shareholder's equity	
Taxes payable	1,245,319
Other liabilities and accrued expenses	3,611
Total liabilities	1,248,930
Shareholder's equity	
Common stock, par value $0.01 per share; 1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	103,071,341
Accumulated deficit	(84,361,490)
Total shareholder's equity	18,709,861
Total liabilities and shareholder's equity	$ 19,958,791

The accompanying notes are an integral part of these financial statements.

Note 1. Description of Business

Epoch Securities, Inc. (the firm) is a registered U.S. broker-dealer and a wholly owned subsidiary of The Goldman Sachs Group Inc. (Group Inc.), a Delaware corporation and a financial holding company. The firm acts as the principal underwriter and distributor of variable insurance products issued by Commonwealth Annuity and Life Insurance Company (Commonwealth Annuity), an affiliated annuity and life insurance provider. Also, the firm offers common remitter services to certain retirement plan providers. The firm engages in investment banking activities, which include acting as a distribution channel for Goldman, Sachs & Co. (GS&Co.) for initial public and secondary securities offerings to retail customers.

Note 2. Basis of Presentation

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) and include the accounts of the firm and the results of transactions with affiliated entities. These are primarily commission based and investment banking transactions.

Note 3. Significant Accounting Policies

The firm's most significant accounting policies including the use of estimates are described in detail below. All other significant accounting policies are included in the following footnotes:

Contingencies	Note 4
Income Taxes	Note 5
Net Capital Requirements	Note 6
Subsequent Events	Note 7

Use of Estimates

The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statement during the reporting period. Actual results could differ from those estimates.

Cash

The firm defines cash as highly liquid overnight deposits held in non-interest bearing accounts in the ordinary course of business. The cash balance within "Cash" on the statement of financial condition is comprised of amounts held in a third party financial institution.

Note 4. Contingencies

The firm may, from time to time, be involved in judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. Management believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the firm's financial condition. However, the results may be material to operating results for such period.

Because of the inherent difficulty of predicting the outcome of the firm's litigation and regulatory matters, particularly in cases or proceedings in which substantial or indeterminate damages or fines are sought, the firm cannot estimate losses or ranges of losses for cases or proceedings where there is only a reasonable possibility that a loss may be incurred.

Note 5. Income Taxes

Provision for Income taxes

The firm is included with Group Inc. and subsidiaries in the consolidated corporate federal tax return as well as the consolidated/combined state and local tax returns. Current income tax is allocated to the firm based on inclusion of the firm's items in the consolidated return. The firm's provision for taxes is determined as if it were filing a tax return on a modified separate company basis and settles such liability with Group Inc. pursuant to the tax sharing agreement. At December 31, 2011, the firm had an income tax payable of $1.2 million presented as a component of "Taxes payable" in the statement of financial condition.

Income taxes are provided for using the asset and liability method under which deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. The firm had a deferred tax asset at December 31, 2011 of $7,776 related to the amortization of an intangible asset. This asset was written off for financial reporting purposes, yet is still amortized for tax purposes. No valuation allowance is recorded at December 31, 2011 because the firm believes the net deferred tax asset will more likely than not be realized.

The firm recognizes tax positions in the financial statements only when it is more likely than not that the position will be sustained on examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized on settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the financial statements. As of December 31, 2011, the firm did not record a liability for uncertainty in income taxes.

All years subsequent to and including 2005 for U.S. Federal and 2004 for New York State and City remain open to examination by the taxing authorities.

Note 6. Net Capital Requirements

The firm is a registered U.S. broker-dealer and is subject to Rule 15c3-1 of the Securities and Exchange Commission (SEC), which specifies uniform minimum net capital requirements. The firm has elected to compute net capital in accordance with the "Alternative Net Capital Requirement" as permitted by Rule 15c3-1. As of December 31, 2011, the firm had regulatory net capital, as defined by Rule 15c3-1, of $18.7 million, which exceeded the amount required by $18.5 million.

Pursuant to a clearing agreement, Goldman Sachs Execution and Clearing (GSEC), an affiliated clearing broker-dealer, clears all of the firm's securities transactions on a fully disclosed basis. This agreement is consistent with the terms of the SEC No-Action Letter dated November 3, 1998 relating to the capital treatment of assets in the Proprietary Accounts of Introducing Brokers (PAIB). Accordingly, the firm is permitted to include PAIB assets as allowable assets in its net capital computation.

As it relates to its common remitter activities business, the firm is in compliance with the exemptive provisions of SEC Rule 15c3-3 (k) (2) (i) which prescribes the maintenance of a "Special Account for the Exclusive Benefit of Customers." Customer funds deposited in the bank account have not been commingled with the proprietary activities of the firm and the account has been used in accordance with the purpose stated in its application relating to a proposed expansion in business activities filed with, and approved by, the National Association of Securities Dealers in 2007. With respect to its investment banking business, the firm is in compliance with the exemptive provisions of SEC Rule 15c3-3 (k) (2) (ii) as it continues to clear all of its securities transactions with GSEC on a fully disclosed basis.

Note 7. Subsequent Events

Management has evaluated whether any events or transactions occurred subsequent to the date of the statement of financial condition through February 28, 2012, and determined that there were no material events or transactions that would require recognition or disclosure in these financial statements.